UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ARROW ELECTRONICS, INC.
(Exact name of registrant as specified in its charter)

New York	1-4482	11-1806155
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

9201 East Dry Creek Road, Centennial, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Gregory Tarpinian
Senior V.P., General Counsel and Secretary
(303) 824-3753
(name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction
Arrow Electronics, Inc. is filing this Form SD as required by Rule 13p-1 (“Conflict Minerals Rule”) under the Securities Exchange Act of 1934.
Arrow Electronics is a global provider of products, services and solutions to industrial and commercial users of electronic components and enterprise computing solutions. The information contained in this specialized disclosure report pertains to the products that have been assembled or modified (“manufactured”) by Arrow or one of its subsidiaries or business units: Global Lighting and Assembly; AePetsche Wire Preparation; AePetsche, North American Components and European Components Connector Assembly; Power Supply Production Services; OEM Computing Solutions (OCS) Integration; Component Modification Services; Enterprise Computing Solutions (ECS) and CPN/Denelex (collectively “Arrow” or the “Company”). Some of the products assembled and modified contain columbite-tantalite, cassiterite, wolframite, or gold, or their derivatives tin, tantalum, and tungsten, which are necessary to the functionality or production of the product (“Conflict Minerals”)1.

1 Note, the term “Conflict Minerals” refers to the named minerals and their derivatives. It does not infer that the procurement of such minerals or derivatives directly or indirectly financed or benefited armed groups in the DRC, Angola, Burundi, Central African Republic, Congo Republic, Rwanda, Sudan, Tanzania, Uganda, and Zambia. In accordance with Rule 13p-1, minerals that originated in the DRC or adjoining country, and financed or benefited armed groups are deemed “Not Conflict Free.”

Section 1 - Conflict Minerals Disclosures
Item 1.01 Conflict Minerals Disclosure and Report
Products Manufactured Using Conflict Minerals
In 2014, Arrow assembled or modified the following products: surface mount and leaded electronic components, including capacitors (aluminum electrolytic, tantalum electrolytic, ceramic, film and double layer- EDLC), resistors (thick film, thin film, current sensing and arrays), thermistors, varistors, inductors (metal composite, wirewound and MLI), ferrite chip beads, fuses and diodes; flat panel and touch screens, servers, personal computers and workstations, hard drives, motherboards, and kiosks; power supplies used in medical, telecom and  industrial devices, modified headers, and flex strips; circular and rectangular connectors, and bundles of wire used to assemble sophisticated, high reliability electrical harnesses commonly used in aerospace, defense and other high reliability applications; and lighting assemblies used in street lights, stadiums, homes, and emergency vehicles (the “Products”). The Company determined that some of the Products contain Conflict Minerals.
Process to Identify the Country of Origin, Chain of Custody, and Facilities Used to Process the Minerals
Arrow does not directly purchase any Conflict Minerals from any source and does not knowingly procure any product containing Conflict Minerals from the “Covered Countries.” “Covered Countries” include the Democratic Republic of the Congo, Angola, Burundi, the Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania and Zambia. Arrow obtains all of the products it assembles and modifies from more than 900 suppliers. In 2014, Arrow manufactured the Products at its facilities in Reno, Nevada; Phoenix, Arizona; Solon, Ohio; Sunrise, Florida; Southhaven, Mississippi; Nogales, Mexico; Viby, Denmark; Harrogate,United Kingdom; Cordoba,Spain; and Venlo, The Netherlands.
To develop its process to identify the country of origin and chain of custody of the Conflict Minerals, Arrow utilized the internationally recognized framework “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” (“OECD framework”).
Arrow utilized a risk based approach to identify the suppliers of the parts used in the Products that are likely to contain Conflict Minerals and in accordance with the OECD framework conducted in good faith a reasonable country of origin inquiry. Arrow used Silicon Expert, a sophisticated components database and service provider, to request that each supplier provide the country of origin and chain of custody of the Conflict Minerals contained in the parts they supplied to Arrow. Suppliers were requested to respond with a completed Electronic Industry Citizenship Coalition “EICC-GeSI Due Diligence Request Template.”

Country of Origin Results
The Company performed its due diligence in accordance with the OECD framework. The Company used the EICC published Conflict-Free Smelter Program list to identify red flags with respect to the named country of origin and smelter list. The information received from the suppliers was reviewed for completeness and when necessary, Arrow conducted subsequent inquiries to obtain additional information. However, despite this follow-up, in many instances, suppliers were unable to provide the country of origin and or a smelter list.
At this time, the Company has no reason to believe that the information provided by the suppliers was unreliable or inaccurate. The following table is a list of smelters, provided to Arrow by its suppliers, of components used in the Products manufactured by Arrow in 2014.

Substance Name	Smelter Name	Smelter Location
Gold (Au)	Advanced Chemical Company	UNITED STATES
Gold (Au)	AGR Mathey	AUSTRALIA
Gold (Au)	Aida Chemical Industries Co., Ltd.	JAPAN
Gold (Au)	Aktyubinsk Copper Company TOO	KAZAKHSTAN
Gold (Au)	Allgemeine Gold- und Silberscheideanstalt A.G.	GERMANY
Gold (Au)	Almalyk Mining and Metallurgical Complex (AMMC)	UZBEKISTAN
Gold (Au)	AngloGold Ashanti	BRAZIL
Gold (Au)	Anhui Tongling Nonferrous Metal Mining Co., Ltd.	CHINA
Gold (Au)	ANZ (Perth Mint 4N)	AUSTRALIA
Gold (Au)	ARGOR S.A. CHIASSO-ASA	SWITZERLAND
Gold (Au)	Asahi Pretec Corp	JAPAN
Gold (Au)	Asaka Riken Co., Ltd.	JAPAN
Gold (Au)	ATAkulche	TURKEY
Gold (Au)	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	TURKEY
Gold (Au)	Aurubis AG	GERMANY
Gold (Au)	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	PHILIPPINES
Gold (Au)	Bauer Walser AG	GERMANY
Gold (Au)	Boliden AB	SWEDEN
Gold (Au)	C. Hafner GmbH + Co. KG	GERMANY
Gold (Au)	Caridad	MEXICO
Gold (Au)	CHALCO Yunnan Copper Co. Ltd.	CHINA
Gold (Au)	Chimet S.p.A.	ITALY
Gold (Au)	China's Shandong Gold Mining Co., Ltd	CHINA
Gold (Au)	Chugai Mining	JAPAN
Gold (Au)	Daejin Indus Co., Ltd.	KOREA, REPUBLIC OF
Gold (Au)	Daye Non-Ferrous Metals Mining Ltd.	CHINA
Gold (Au)	Do Sung Corporation	KOREA, REPUBLIC OF
Gold (Au)	Doduco	GERMANY
Gold (Au)	Dosung metal	KOREA, REPUBLIC OF
Gold (Au)	Dowa Kogyo k.k,Dowa Metals & Mining Co. Ltd,Dowa Metanix Co.Ltd,Dowa Metalmine co.ltd,Dowa Metals & Mining. Kosak Seiren,Dowa Holdings Co. Ltd	JAPAN

Gold (Au)	ECO SYSTEM RECYCLING CO.,LTD	JAPAN
Gold (Au)	Faggi Enrico S.p.A.	ITALY
Gold (Au)	FSE Novosibirsk Refinery	RUSSIAN FEDERATION
Gold (Au)	Fujian Zijin mining stock company gold smelter	CHINA
Gold (Au)	Gansu Seemine Material Hi-Tech Co., Ltd.	CHINA
Gold (Au)	Geib Refining Corporation	UNITED STATES
Gold (Au)	Gold Mining in Shandong (Laizhou) Limited Company	CHINA
Gold (Au)	Guangdong Jinding Gold Limited	CHINA
Gold (Au)	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CHINA
Gold (Au)	Hangzhou Fuchunjiang Smelting Co., Ltd.	CHINA
Gold (Au)	Heimerle + Meule GmbH	GERMANY
Gold (Au)	Henan Zhongyuan Gold Smelter of Zhongjin Gold Corporation Limited	CHINA
Gold (Au)	Heraeus Ltd. HLH (Heraeus Limited Hongkong)	HONG KONG
Gold (Au)	Heraeus Precious Metals GmbH & Co. KG	CHINA
Gold (Au)	Hunan Chenzhou Mining Industry Co. Ltd.	CHINA
Gold (Au)	Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited	CHINA
Gold (Au)	Ishifuku Metal Industry Co., Ltd.	JAPAN
Gold (Au)	Istanbul Gold Refinery	TURKEY
Gold (Au)	Japan Mint	JAPAN
Gold (Au)	JCC	CHINA
Gold (Au)	Jiangxi Copper Company Limited	CHINA
Gold (Au)	Johnson Matthey Inc.	UNITED STATES
Gold (Au)	Johnson Matthey Limited	CANADA
Gold (Au)	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	RUSSIAN FEDERATION
Gold (Au)	JSC Uralelectromed	RUSSIAN FEDERATION
Gold (Au)	JX Nippon Mining & Metals	JAPAN
Gold (Au)	Kazakhmys Smelting LLC	KAZAKHSTAN
Gold (Au)	Kazzinc Ltd	KAZAKHSTAN
Gold (Au)	Kennecot Utah Copper	UNITED STATES
Gold (Au)	Kojima Chemicals Co.,Ltd	JAPAN
Gold (Au)	Korea Metal Co., Ltd.	KOREA, REPUBLIC OF
Gold (Au)	Kyrgyzaltyn JSC	KYRGYZSTAN
Gold (Au)	La Caridad	MEXICO
Gold (Au)	LAIZHOU SHANDONG	CHINA
Gold (Au)	L'azurde Company For Jewelry	SAUDI ARABIA
Gold (Au)	Lingbao Gold Company Limited	CHINA
Gold (Au)	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	CHINA
Gold (Au)	LS-NIKKO Copper Inc.	KOREA ,REPUBLIC OF
Gold (Au)	Luoyang Zijin Yinhui Gold Smelting	CHINA
Gold (Au)	Luoyang Zijin Yinhui Metal Smelt Co Ltd	CHINA

Gold (Au)	Materion	UNITED STATES
Gold (Au)	Metalor Technologies (Hong Kong) Ltd.	CHINA
Gold (Au)	Metalor Technologies SA	SWITZERLAND
Gold (Au)	Metalor USA Refining Corporation	UNITED STATES
Gold (Au)	METALÚRGICA MET-MEX PEÑOLES, S.A. DE C.V	MEXICO
Gold (Au)	Met-Mex Peñoles, S.A.	MEXICO
Gold (Au)	Mitsubishi Materials Corporation	JAPAN
Gold (Au)	Nadir Metal Rafineri San. Ve Tic. A.ª.	TURKEY
Gold (Au)	Navoi Mining and Metallurgical Combinat	UZBEKISTAN
Gold (Au)	Nihon Material Co., Ltd.	JAPAN
Gold (Au)	Niihama Nickel Refinery	JAPAN
Gold (Au)	Norddeutsche Affinererie AG	GERMANY
Gold (Au)	Ohio Precious Metals, LLC	UNITED STATES
Gold (Au)	Ohura Precious Metal Industry Co., Ltd.	JAPAN
Gold (Au)	OJSC Krastvetmet	RUSSIAN FEDERATION
Gold (Au)	PAMP SA	SWITZERLAND
Gold (Au)	Pan Pacific Copper Co Ltd.	JAPAN
Gold (Au)	Penglai Penggang Gold Industry Co., Ltd.	CHINA
Gold (Au)	Perth Mint	AUSTRALIA
Gold (Au)	Prioksky Plant of Non-Ferrous Metals	RUSSIAN FEDERATION
Gold (Au)	PT Aneka Tambang (Persero) Tbk	INDONESIA
Gold (Au)	PX Précinox SA	SWITZERLAND
Gold (Au)	Rand Refinery (Pty) Ltd.	SOUTH AFRICA
Gold (Au)	Refinery LS-Nikko Copper Inc.	KOREA
Gold (Au)	Republic Metals Corporation	UNITED STATES
Gold (Au)	Royal Canadian Mint	CANADA
Gold (Au)	Sabin Metal Corp.	UNITED STATES
Gold (Au)	Samdok Metal	KOREA, REPUBLIC OF
Gold (Au)	Samduck Precious Metals	KOREA, DEMOCRATIC PEOPLE'S REPUBLIC OF
Gold (Au)	SAMWON Metals Corp.	KOREA, REPUBLIC OF
Gold (Au)	Schöne Edelmetaal B.V.	NETHERLANDS
Gold (Au)	SD (Samdok) Metal	KOREA, REPUBLIC OF
Gold (Au)	SEMPSA Joyería Platería SA	SPAIN
Gold (Au)	Shandong Tarzan Bio-Gold Industry Co., Ltd.	CHINA
Gold (Au)	Shandong Tiancheng Biological Gold Industrial Co.,Ltd.	CHINA
Gold (Au)	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA
Gold (Au)	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA
Gold (Au)	Shonan Plant Tanaka Kikinzoku	JAPAN
Gold (Au)	Sichuan Tianze Precious Metals Co., Ltd.	CHINA
Gold (Au)	SMM	JAPAN
Gold (Au)	So Accurate Group, Inc.	UNITED STATES
Gold (Au)	SOE Shyolkovsky Factory of Secondary Precious Metals	RUSSIA

Gold (Au)	Solar Applied Materials Technology Corp.	TAIWAN
Gold (Au)	Sumitomo Metal Mining Co., Ltd.	JAPAN
Gold (Au)	Tanaka Kikinzoku Kogyo K.K.	JAPAN
Gold (Au)	The Great Wall Gold and Silver Refinery of China	CHINA
Gold (Au)	TongLing Nonferrous Metals Group Holdings Co., Ltd.	CHINA
Gold (Au)	Toyo Smelter & Refinery	JAPAN
Gold (Au)	Umicore Brasil Ltda.	BRAZIL
Gold (Au)	Umicore Precious Metals Thailand	THAILAND
Gold (Au)	Umicore SA Business Unit Precious Metals Refining	BELGIUM
Gold (Au)	United Precious Metal Refining, Inc.	UNITED STATES
Gold (Au)	Valcambi SA	SWITZERLAND
Gold (Au)	Williams Advanced Materials	UNITED STATES
Gold (Au)	Xstrata	CANADA
Gold (Au)	Yamamoto Precious Metal Co., Ltd.	JAPAN
Gold (Au)	Yunnan Copper Industry Co., Ltd.	CHINA
Gold (Au)	Zhao Jin Mining Industry Co Ltd	CHINA
Gold (Au)	Zhao Yuan Gold Mine	CHINA
Gold (Au)	Zhaojin Group & Gold Mineral China Co., Ltd.	CHINA
Gold (Au)	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA
Gold (Au)	Zijin Kuang Ye Refinery	CHINA
Gold (Au)	Zijin Mining Group Co., Ltd. Gold Refinery	CHINA
Tantalum (Ta)	Changsha South Tantalum Niobium Co., Ltd.	CHINA
Tantalum (Ta)	Duoluoshan	CHINA
Tantalum (Ta)	F&X Electro-Materials Ltd.	CHINA
Tantalum (Ta)	Global Advanced Metals Boyertown	UNITED STATES
Tantalum (Ta)	Guangdong Zhiyuan New Material Co., Ltd.	CHINA
Tantalum (Ta)	Guizhou Zhenhua Xinyun Technology Ltd., Kaili branch	CHINA
Tantalum (Ta)	H.C. Starck Co., Ltd.	THAILAND
Tantalum (Ta)	H.C. Starck Inc.	UNITED STATES
Tantalum (Ta)	H.C. Starck Ltd.	JAPAN
Tantalum (Ta)	Hengyang King Xing Lifeng New Materials Co., Ltd.	CHINA
Tantalum (Ta)	Jiujiang Tanbre Co., Ltd.	CHINA
Tantalum (Ta)	KEMET Blue Metals	MEXICO
Tantalum (Ta)	KEMET Blue Powder	UNITED STATES
Tantalum (Ta)	King-Tan Tantalum Industry Ltd.	CHINA
Tantalum (Ta)	LSM Brasil S.A.	BRAZIL
Tantalum (Ta)	Metallurgical Products India Pvt., Ltd.	INDIA
Tantalum (Ta)	Mitsui Mining & Smelting	JAPAN
Tantalum (Ta)	Molycorp Silmet A.S.	ESTONIA
Tantalum (Ta)	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA
Tantalum (Ta)	Plansee SE Liezen	AUSTRIA

Tantalum (Ta)	Plansee SE Reutte	AUSTRIA
Tantalum (Ta)	RFH	CHINA
Tantalum (Ta)	Solikamsk Magnesium Works OAO	RUSSIAN FEDERATION
Tantalum (Ta)	Taki Chemical	JAPAN
Tantalum (Ta)	Ulba Metallurgical Plant JSC	KAZAKHSTAN
Tantalum (Ta)	Yichun Jin Yang Rare Metal Co., Ltd.	CHINA
Tantalum (Ta)	Zhuzhou Cemented Carbide	CHINA
Tin (Sn)	Alpha	UNITED STATES
Tin (Sn)	Amalgamated Metals Corporation	PERU
Tin (Sn)	Chengfeng Metals Co Pte Ltd	SINGAPORE
Tin (Sn)	China Rare Metal Material Co., Ltd.	CHINA
Tin (Sn)	China Tin Group Co., Ltd.	CHINA
Tin (Sn)	CNMC (Guangxi) PGMA Co., Ltd.	CHINA
Tin (Sn)	Cooper Santa	BRAZIL
Tin (Sn)	CV Gita Pesona	INDONESIA
Tin (Sn)	CV Serumpun Sebalai	INDONESIA
Tin (Sn)	CV United Smelting	INDONESIA
Tin (Sn)	Dowa Metaltech Co., Ltd.	JAPAN
Tin (Sn)	EM Vinto	BOLIVIA
Tin (Sn)	Empresa Metalúrgica Vinto	BOLIVIA
Tin (Sn)	ENAF	BOLIVIA
Tin (Sn)	Estanho de Rondônia S.A.	BRAZIL
Tin (Sn)	Feinhütte Halsbrücke GmbH	GERMANY
Tin (Sn)	Fenix Metals	POLAND
Tin (Sn)	Funsur Smelter	PERU
Tin (Sn)	Geiju City Datun Chengfeng Smelter	CHINA
Tin (Sn)	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA
Tin (Sn)	Guang Xi Liu Xhou	CHINA
Tin (Sn)	Huichang Jinshunda Tin Co., Ltd.	CHINA
Tin (Sn)	Huichang Shun Tin Kam Industries, Ltd.	CHINA
Tin (Sn)	Indonesian State Tin Corporation Mentok Smelter	INDONESIA
Tin (Sn)	Indonesian State Tin Corporation Mentok Smelter	INDONESIA
Tin (Sn)	Indra Eramulti Logam	CHINA
Tin (Sn)	Jiangxi Nanshan	CHINA
Tin (Sn)	Jiangxi Shunda Huichang Kam Tin Co., Ltd.	CHINA
Tin (Sn)	Kai Union Industry and Trade Co., Ltd. (China)	CHINA
Tin (Sn)	Kundur Smelter	INDONESIA
Tin (Sn)	Linwu Xianggui Smelter Co	CHINA
Tin (Sn)	Magnu's Minerais Metais e Ligas Ltda.	BRAZIL
Tin (Sn)	Malaysia Smelting Corporation (MSC)	MALAYSIA
Tin (Sn)	Melt Metais e Ligas S/A	BRAZIL
Tin (Sn)	Mentok Smelter	INDONESIA
Tin (Sn)	Metallic Materials Branch of Guangxi China Tin Group Co.,Ltd.	CHINA
Tin (Sn)	Metallo-Chimique N.V.	BELGIUM
Tin (Sn)	Mineração Taboca S.A.	BRAZIL

Tin (Sn)	Minsur	PERU
Tin (Sn)	Mitsubishi Materials Corporation	JAPAN
Tin (Sn)	MSC	MALAYSIA
Tin (Sn)	Novosibirsk Integrated Tin Works	RUSSIA
Tin (Sn)	O.M. Manufacturing Philippines, Inc.	JAPAN
Tin (Sn)	OMSA	BOLIVIA
Tin (Sn)	Operaciones Metalurgical S.A.	BOLIVIA
Tin (Sn)	PT Bangka Kudai Tin	INDONESIA
Tin (Sn)	PT Bangka Putra Karya	INDONESIA
Tin (Sn)	PT Bangka Timah Utama Sejahtera	INDONESIA
Tin (Sn)	PT Bangka Tin Industry	INDONESIA
Tin (Sn)	PT Belitung Industri Sejahtera	INDONESIA
Tin (Sn)	PT BilliTin Makmur Lestari	INDONESIA
Tin (Sn)	PT Bukit Timah	INDONESIA
Tin (Sn)	PT DS Jaya Abadi	INDONESIA
Tin (Sn)	PT Eunindo Usaha Mandiri	INDONESIA
Tin (Sn)	PT Indora Ermulti	INDONESIA
Tin (Sn)	PT Indra Eramulti Logam Industry	INDONESIA
Tin (Sn)	PT Panca Mega Persada	INDONESIA
Tin (Sn)	PT Pelat Timah Nusantara Tbk	INDONESIA
Tin (Sn)	PT Prima Timah Utama	INDONESIA
Tin (Sn)	PT Refined Bangka Tin	INDONESIA
Tin (Sn)	PT Seirama Tin Investment	INDONESIA
Tin (Sn)	PT Stanindo Inti Perkasa	INDONESIA
Tin (Sn)	PT Supra Sukses Trinusa	INDONESIA
Tin (Sn)	PT Tambang Timah	INDONESIA
Tin (Sn)	PT Timah	INDONESIA
Tin (Sn)	PT Tinindo Inter Nusa	INDONESIA
Tin (Sn)	Rui Da Hung	TAIWAN
Tin (Sn)	Smelting Branch of Yunnan Tin Company Ltd	CHINA
Tin (Sn)	T Stanindo Inti Perkasa	INDONESIA
Tin (Sn)	Thai Solder Industry Corp., Ltd.	THAILAND
Tin (Sn)	Thaisarco	THAILAND
Tin (Sn)	The Gejiu cloud new colored electrolytic	CHINA
Tin (Sn)	Unit Timah Kundur PT Tambang	INDONESIA
Tin (Sn)	VQB Mineral and Trading Group JSC	VIETNAM
Tin (Sn)	XiHai - Liuzhou China Tin Group Co ltd	CHINA
Tin (Sn)	YTCL	CHINA
Tin (Sn)	Yunnan Tin Group (Holding) Company Limited	CHINA
Tungsten (W)	A.L.M.T. Corp.	JAPAN
Tungsten (W)	Chaozhou Xianglu Tungsten Industry Co., Ltd.	CHINA
Tungsten (W)	Chenzhou Diamond Tungsten Products Co., Ltd.	CHINA
Tungsten (W)	Fujian Jinxin Tungsten Co., Ltd.	CHINA
Tungsten (W)	Ganxian Shirui New Material Co., Ltd.	CHINA
Tungsten (W)	Ganzhou Huaxing Tungsten Products Co., Ltd.	CHINA

Tungsten (W)	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CHINA
Tungsten (W)	Ganzhou Non-ferrous Metals Smelting Co., Ltd.	CHINA
Tungsten (W)	Ganzhou Seadragon W & Mo Co., Ltd.	CHINA
Tungsten (W)	Global Tungsten & Powders Corp.	UNITED STATES
Tungsten (W)	GTP	UNITED STATES
Tungsten (W)	Guangdong Xianglu Tungsten Co., Ltd.	CHINA
Tungsten (W)	H.C. Starck GmbH	GERMANY
Tungsten (W)	Hunan Chunchang Nonferrous Metals Co., Ltd.	CHINA
Tungsten (W)	Japan New Metals Co., Ltd	JAPAN
Tungsten (W)	Jiangxi Gan Bei Tungsten Co., Ltd.	CHINA
Tungsten (W)	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	CHINA
Tungsten (W)	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	CHINA
Tungsten (W)	Jiangxi Tungsten Co Ltd	CHINA
Tungsten (W)	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	CHINA
Tungsten (W)	Jiangxi Yaosheng Tungsten Co., Ltd.	CHINA
Tungsten (W)	Malipo Haiyu Tungsten Co., Ltd.	CHINA
Tungsten (W)	Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	VIETNAM
Tungsten (W)	Pobedit JSC	RUSSIAN FEDERATION
Tungsten (W)	Tejing (Vietnam) Tungsten Co., Ltd.	VIETNAM
Tungsten (W)	Vietnam Youngsun Tungsten Industry Co., Ltd	VIETNAM
Tungsten (W)	WBH	AUSTRIA
Tungsten (W)	Xiamen Tungsten (H.C.) Co., Ltd.	CHINA
Tungsten (W)	Xiamen Tungsten Co., Ltd.	CHINA

Product Conflict Minerals Status
After exercising due diligence, the Company determined that 57% of the products it manufactures are Conflict Free. It was unable to determine whether the Conflict Minerals contained in the remaining 43% of the products it assembled and modified were from recycled or scrap sources or whether such Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries. Therefore, pursuant to Section 1.01(c)(iv), the Company is not required to obtain an independent private sector audit for the 2014 reporting period.
To mitigate the risk that the Conflict Minerals benefit armed groups in the Covered Countries, Arrow has reiterated its Conflict Mineral Policy to its suppliers. To improve the Company’s ability to conduct due diligence, Arrow continues to request completed EICC templates from its suppliers and emphasize its support of the Conflict Minerals Rule.

Arrow’s Conflict Minerals Policy can be found at:
http://www.arrow.com/about_arrow/arrow_conflict_minerals_policy.pdf

Conflict Minerals Disclosure/Report
The Company has prepared a Conflict Minerals Report which is attached to this Form SD as an exhibit and it has disclosed the information above on its website, www.arrow.com .

Item 1.02 Exhibit
Refer to Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014.

Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARROW ELECTRONICS, INC.
(Registrant)

By:	/s/ Gregory Tarpinian
Gregory Tarpinian
Senior V.P., General Counsel, and Secretary
June 1, 2015